Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

October 4, 2013

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Hatch

RE:	FlexShares® Trust (the “Trust”)

Post-Effective Amendment No. 34 to Registration Statement on Form

N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Hatch:

The following responds to the comments that you provided to us on August 16, 2013, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The Post-Effective Amendment was filed to register shares of a new portfolio of the Trust: FlexShares® Global Infrastructure Index Fund (the “Fund”). On September 24, 2013, the Trust’s Board of Trustees approved the change of the Fund’s name to FlexShares® STOXX® Global Broad Infrastructure Index Fund.

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

1. Comment: Please provide supplementally the name of the index.

Response: The name of the index is the STOXX® Global Broad Infrastructure Index.

2. Comment: Please provide supplementally the annual fund operating expenses that will be included in the fee table on page 1 prior to the Post-Effective Amendment becoming effective.

Response: The following are the annual fund operating expenses that will be included in the fee table in the summary section of the Fund’s prospectus:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.47%
Distribution (12b-1) Fees	0.00%
Other Expenses	0.01%
Total Annual Fund Operating Expenses	0.48%
Expense Reimbursement	0.01%
Total Annual Fund Operating Expenses After Expense Reimbursement	0.47%

3. Comment: Please supplementally confirm that there are no acquired fund fees and expenses that are required to be disclosed in the fee table on page 1.

Response: The Fund does not currently expect to have any acquired fund fees and expenses.

4. Comment: Please supplementally confirm that the expense reimbursement agreement disclosed in footnote 2 to the fee table will continue at least for one year from the effective date of the Post-Effective Amendment.

Response: Northern Trust Investments, Inc., the Fund’s investment adviser, has contractually agreed to the expense reimbursement for at least one year from the effective date of the Post-Effective Amendment.

5. Comment: Please include the expense reimbursement agreement as an exhibit to the Fund’s registration statement.

Response: The expense reimbursement agreement will be included as an exhibit to the Fund’s registration statement.

6. Comment: On page 2 of the Prospectus, in the principal investment strategies summary section, the disclosure states that: “The companies included in the Underlying Index either (a) derive at least __% of their revenues or profits from the ownership, development, construction, financing or operation of infrastructure assets, or (b) have assets of which at least __% are infrastructure assets.” The referenced percentages must be at least 50% for a company to be considered in a specific industry.

Response: The prospectus disclosure will be as revised as follows:

“The companies included in the Underlying Index derive at least 50% of their revenues from the ownership, development, construction, financing or operation of infrastructure assets, as determined by STOXX (the “Index Provider”) pursuant to its index methodology.”

7. Comment: Consistent with the use of “global” in the Fund’s name, please disclose how 40% of the Fund’s assets will be tied economically to a number of countries outside of the U.S.

Response: The Fund’s investment adviser expects to invest at least 80% of the Fund’s total assets in the Underlying Index and in ADRs and GDRs based upon the securities in the Underlying Index. The Underlying Index reflects the performance of companies that are domiciled or traded in developed and emerging markets around the world (including the U.S.) Accordingly, no additional disclosure is required. However, the following was added to the Principal Investment Strategies section:

“As of September 19, 2013, the top five countries (by weighting) represented in the Underlying Index were the United States (38%), Japan (11.6%), United Kingdom (10.6%), Canada (10.4%) and Germany (6.1%).”

8. Comment: Consistent with the use of the term “infrastructure” in the Fund’s name and Rule 35d-1, the Fund is required to have a policy of investing at least 80% of its net assets in “infrastructure” companies.

Response: The term “infrastructure” is part of the name of the Fund’s underlying index. The Fund has a non-fundamental policy to invest under normal circumstances at least 80% of its net assets in the securities of its underlying index and in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) based on the securities in its underlying index. The following disclosure is currently in the summary of the Fund’s principal investment strategies and will be revised as disclosed in the response to comment no. 6 above:

The companies included in the Underlying Index either (a) derive at least __% of their revenues or profits from the ownership, development, construction, financing or operation of infrastructure assets, or (b) have assets of which at least __% are infrastructure assets.

Accordingly, the Fund is not required to also have a policy to invest at least 80% of its net assets in infrastructure companies.

9. Comment: Please disclose supplementally how the Fund intends to cover its positions in total return swaps and add any required disclosure to the Prospectus.

Response: The following disclosure is currently in the Fund’s prospectus:

“In order to secure its obligations in connection with derivative contracts or special transactions, the Fund will either own the underlying assets, enter into offsetting transactions, or set aside cash or readily marketable securities.”

10. Comment: Once the inception date of the Fund is known, please include the month and date that the portfolio managers began managing the Fund, which may be the next time the prospectus is amended after commencement of operations.

Response: The date of inception will be added the next time the Fund updates its prospectus.

* * *

We thank you for your assistance. If you should have any questions regarding the Trust’s responses to your comments, please do not hesitate to contact the undersigned at (312) 569-1167, or in my absence, Diana McCarthy at (215) 988-1146.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Peter K. Ewing

Craig R. Carberry

Diana E. McCarthy

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